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                                                                 EXHIBIT 3.2(b)


                            AMENDMENT TO THE BYLAWS

                                       OF

                                INTERLAND, INC.


         THE BYLAWS OF INTERLAND, INC. SHALL HEREBY BE AMENDED AS FOLLOWS:

(1) Section 2 of Article III shall be deleted in its entirety and replaced with the following Section 2:

                  "Section 2. Powers, Number, Election, and Term. Except as otherwise provided by any legal agreement among shareholders, the property, affairs and business of the corporation shall be managed by its Board of Directors. The number of directors which shall constitute the whole board shall be not less than five (5) nor more than fifteen
         (15), the number thereof to be determined from time to time by resolution of the board of directors or the shareholders; provided, however, that no decrease in the number of directors shall have the effect of shortening the term of an incumbent director. The directors shall be classified with respect to the time during which they shall severally hold office by dividing them into three classes, as nearly equal in number as possible. Initially, Class 1 shall consist of two directors with a term of one year; Class 2 shall consist of two directors with a term of two years; and Class 3 shall consist of three directors with a term of three years. At each annual meeting of the shareholders held thereafter, the successors to the class of directors whose terms shall expire that year shall be elected to hold office for a term of three years, so that the term of office of one class of directors shall expire in each year. Any increase in the number of directors following the establishment of the staggered board of directors shall be apportioned among the classes so as to make all classes as nearly equal in number as possible. Directors shall be natural persons who have obtained the age of 21 years, but need not be residents of the State of Georgia or shareholders of the corporation.

                  A majority of the members of the Board of Directors acting at a meeting duly assembled, shall constitute a quorum for the transaction of business, but if at any meeting of the Board of Directors there shall be less than a quorum present, a majority of those present may adjourn the meeting, without further notice, from time to time until a quorum shall have been obtained.

                  Except as otherwise provided by any legal agreement among shareholders, in case one or more vacancies shall occur in the Board of Directors by reason of death, resignation or otherwise, the remaining directors, although less than a
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         quorum, may, by a majority vote, elect a successor or successors for the unexpired term or terms.

(2) Section 9 of Article III shall be deleted in its entirety and replaced with the following Section 9:

                  "Section 9. Removal of Directors. At any shareholders' meeting with respect to which notice of such purpose has been given, any director may be removed from office, only for cause, by the vote of shareholders representing a majority of the issued and outstanding capital stock entitled to vote for the election of directors, provided that a director elected by a Voting Group may only be removed for cause by the vote of shareholders representing a majority of the issued and outstanding capital stock of the Voting Group that elected the particular director, and his successor may be elected at the same or any subsequent meeting of shareholders; provided that to the extent any vacancy created by such removal is not filled by such an election within 60 days after such removal, the remaining directors shall, by majority vote, fill any such vacancy.